EXHIBIT 99.1
Condensed Interim Consolidated Financial Statements
Nuvei Corporation
(Unaudited)
For the three months ended March 31, 2022 and 2021
(in thousands of US dollars)

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	March 31, 2022	December 31, 2021
		$	$
Assets

Current assets
Cash		735,038	748,576
Trade and other receivables	5	44,733	39,262
Inventory		1,403	1,277
Prepaid expenses		10,399	8,483
Income taxes receivable		575	3,702
Current portion of advances to third parties	6	1,698	3,104
Current portion of contract assets		1,639	1,354

Total current assets before segregated funds		795,485	805,758
Segregated funds		759,696	720,874

Total current assets		1,555,181	1,526,632

Non-current assets
Advances to third parties	6	6,707	13,676
Property and equipment		23,959	18,856
Intangible assets		735,700	747,600
Goodwill		1,122,957	1,126,768
Deferred tax assets		12,854	13,036
Contract assets		872	1,091
Processor deposits		4,854	4,788
Other non-current assets		4,037	3,023

Total Assets		3,467,121	3,455,470

Nuvei Corporation
Consolidated Statements of Financial Position
(Unaudited)

(in thousands of US dollars)

	Notes	March 31, 2022	December 31, 2021
		$	$
Liabilities

Current liabilities
Trade and other payables	7	104,873	101,848
Income taxes payable		22,004	13,478
Current portion of loans and borrowings		8,152	7,349
Liability due to purchase of non-controlling interests	18	39,751	—
Share repurchase liability	8	43,726	—
Other current liabilities		11,121	13,226

Total current liabilities before due to merchants		229,627	135,901
Due to merchants		759,696	720,874

Total current liabilities		989,323	856,775

Non-current liabilities
Loans and borrowings		504,816	501,246
Deferred tax liabilities		64,707	71,100
Other non-current liabilities		4,286	4,509

Total Liabilities		1,563,132	1,433,630

Equity

Equity attributable to shareholders
Share capital	9	2,013,732	2,057,105
Contributed surplus		107,868	69,943
Deficit		(211,235)	(108,749)
Accumulated other comprehensive loss		(13,423)	(8,561)

		1,896,942	2,009,738
Non-controlling interest	18	7,047	12,102

Total Equity		1,903,989	2,021,840

Total Liabilities and Equity		3,467,121	3,455,470
Contingencies	17
Subsequent events	18
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Profit or Loss and Comprehensive Income or Loss
(Unaudited)
For the three months ended March 31

(in thousands of US dollars, except for per share amounts)

		2022	2021
	Notes	$	$
Revenue	10	214,544	150,480
Cost of revenue	10	46,916	27,184
Gross profit		167,628	123,296

Selling, general and administrative expenses	10	146,812	88,436
Operating profit		20,816	34,860

Finance income	11	(631)	(859)
Finance costs	11	7,741	3,315
Net finance costs		7,110	2,456
Loss (gain) on foreign currency exchange		580	(445)
Income before income tax		13,126	32,849

Income tax expense		8,612	5,059
Net income		4,514	27,790

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences		(4,862)	(14,849)
Comprehensive income (loss)		(348)	12,941

Net income attributable to:
Common shareholders of the Company		3,003	26,814
Non-controlling interest		1,511	976
		4,514	27,790

Comprehensive income (loss) attributable to:
Common shareholders of the Company		(1,859)	11,965
Non-controlling interest		1,511	976
		(348)	12,941

Net income per share	13
Net income per share attributable to common shareholders of the Company
Basic		0.02	0.19
Diluted		0.02	0.19
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Cash Flows
(Unaudited)
For the three months ended March 31

(in thousands of US dollars)

		2022	2021
	Notes	$	$
Cash flow from operating activities
Net income		4,514	27,790
Adjustments for:
Depreciation of property and equipment		1,793	1,350
Amortization of intangible assets		24,650	19,648
Amortization of contract assets		427	487
Share-based payments	12	37,187	4,105
Net finance costs	11	7,110	2,456
Loss (gain) on foreign currency exchange		580	(445)
Income tax expense		8,612	5,059
Changes in non-cash working capital items	16	(13,618)	(3,198)
Interest paid		(4,266)	(2,836)
Income taxes paid		(1,255)	(1,013)
		65,734	53,403
Cash flow used in investing activities
Business acquisitions, net of cash acquired	4	—	(88,930)
Acquisition of property and equipment		(1,083)	(593)
Acquisition of intangible assets		(7,978)	(4,145)
Decrease (increase) in other non-current assets		(1,080)	522
Net decrease in advances to third parties	6	993	2,865
		(9,148)	(90,281)
Cash flow from (used in) financing activities
Shares repurchased and cancelled	8, 9	(74,754)	—
Repayment of loans and borrowings		(1,280)	—
Proceeds from exercise of stock options	9	742	1,178
Transaction costs from issuance of shares	9	(15)	—
Payment of lease liabilities		(770)	(642)
Dividend paid by subsidiary to non-controlling interest		(260)	(200)
		(76,337)	336
Effect of movements in exchange rates on cash		6,213	284
Net decrease in cash		(13,538)	(36,258)
Cash – Beginning of period		748,576	180,722
Cash – End of period		735,038	144,464
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Consolidated Statements of Changes in Equity
(Unaudited)
For the three months ended March 31

(in thousands of US dollars)

		Attributable to shareholders of the Company				Non- Controlling interest	Total equity
	Notes	Share capital	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)
		$	$	$	$	$	$

Balance as at January 1, 2021		1,625,785	11,966	(211,042)	22,470	8,710	1,457,889

Contributions and distributions
Exercise of stock options	12	2,459	(1,281)	—	—	—	1,178
Equity-settled share-based payments	12	—	4,105				4,105
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(200)	(200)
Net income and comprehensive income		—	—	26,814	(14,849)	976	12,941

Balance as at March 31, 2021		1,628,244	14,790	(184,228)	7,621	9,486	1,475,913

Balance as at January 1, 2022		2,057,105	69,943	(108,749)	(8,561)	12,102	2,021,840

Contributions and distributions
Exercise of stock options	9, 12	890	(148)	—	—	—	742
Equity-settled share-based payments	12	—	37,187	—	—	—	37,187
Tax effect - equity-settled share-based payments		—	886	—	—	—	886
Share repurchased and cancelled	9	(29,094)	—	(43,290)	—	—	(72,384)
Share repurchase liability	8	(15,169)	—	(28,754)	—	—	(43,923)
Dividend paid by subsidiary to non-controlling interest		—	—	—	—	(260)	(260)
Effect of purchase of non-controlling interests	18	—	—	(33,445)	—	(6,306)	(39,751)
Net income and comprehensive loss		—	—	3,003	(4,862)	1,511	(348)

Balance as at March 31, 2022		2,013,732	107,868	(211,235)	(13,423)	7,047	1,903,989
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
1. Reporting entity
Nuvei Corporation (“Nuvei” or the “Company”) is a global payment company providing payment solutions to businesses across North America, Europe, Middle East and Africa, Latin America and Asia Pacific and is domiciled in Canada with its registered office located at 1100 René-Lévesque Blvd., 9th floor, Montreal, Quebec, Canada. Nuvei is the ultimate parent of the group and was incorporated on September 1, 2017 under the Canada Business Corporations Act (“CBCA”).
The Company's Subordinate Voting Shares are listed on the Toronto Stock Exchange ("TSX") under the symbols "NVEI" and on the Nasdaq Global Select Market ("Nasdaq") under the symbol "NVEI".
2. Basis of preparation and consolidation
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Certain information and disclosures have been omitted or condensed. The accounting policies and methods of computation described in the annual audited consolidated financial statements were applied consistently in the preparation of these condensed interim consolidated financial statements. Accordingly, these condensed interim consolidated financial statements should be read together with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2021.
The condensed interim consolidated financial statements as at and for the three months ended March 31, 2022 were authorized for issue by the Company’s Board of Directors on May 9, 2022.
Operating segment
The Company has one reportable segment for the provision of payment technology solutions to merchants and partners in North America, Europe, Middle East and Africa, Latin America and Asia Pacific.
Seasonality of interim operations
The operations of the Company can be seasonal, and the results of operations for any interim period are not necessarily indicative of operations for the full year or any future period.
Estimates, judgments and assumptions
The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The significant estimates, judgments and assumptions made by management are the same as those applied and described in the Company's audited annual consolidated financial statements for the year ended December 31, 2021 except those described below. Actual results may differ from these estimates, judgments and assumptions.
COVID-19 impact on judgments, assumptions and estimation uncertainties
The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the virus to our employees, our partners, our merchants and their customers, and the communities in which we do business. The negative impact of the COVID-19 pandemic on our business and the condensed interim consolidated financial statements for the three months ended March 31, 2022 and 2021 has been limited.
There continues to be uncertainty regarding the overall severity, extent and duration of the COVID-19 pandemic, including the emergence of variant strains such as Delta, Omicron and BA.2, and the ability to control resurgences worldwide, making it difficult to assess the future impact on our employees, partners, merchants and their customers, the end markets we serve and the resulting effect on our business and operations, both in the short term and in the long term. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain future developments, including: the duration and spread of the outbreak; government responses to the pandemic; delays in vaccine rollout; the effectiveness of vaccines against the virus and its mutations; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; the impact on economic activity and domestic and international trade; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Accordingly, there is a higher level of uncertainty with respect to management’s judgments, assumptions and estimates.
Reclassification of comparative information
In the second quarter of 2021, certain immaterial reclassifications were made on a year to date basis with no impact on operating profit.
3. Significant accounting policies and new accounting standards
The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2021 audited annual consolidated financial statements except for those described below.
Share capital repurchase
On March 7, 2022, the Board approved a normal course issuer bid ("NCIB") to purchase for cancellation Subordinate Voting Shares. When the Company controls the amount and timing of the repurchase being made, the Company recognizes the share capital repurchase on the trade date. For each share repurchased and cancelled, the Company reduces share capital by the weighted average cost of the related category of shares and any difference between the amount paid, including transaction costs, and the weighted average cost of the related category of shares is recorded directly in retained earnings.
When the Company enters into an agreement under which it has a contractual obligation to purchase its own shares, subject to certain pre-determined limitations, the Company initially records this obligation as a financial liability at the current fair market value with a corresponding reduction of equity. The share purchase liability is carried at fair market value until it is settled or upon termination of the agreement, with change in fair value being recognized in the finance costs line item in the consolidated statement of profit or loss.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
New accounting standards and interpretations adopted
The following amendments were adopted on January 1, 2022:
Amendments to references to conceptual framework in IFRS Standards
This amendment replaces references to the 2010 Conceptual Framework for Financial Reporting with references to the 2018 Conceptual Framework for Financial Reporting in order to determine what constitutes an asset or liability in a business combination, adds a new exception for certain liabilities and contingent liabilities to refer to IAS 37, Provisions, Contingent Liabilities and Contingent Assets, or IFRIC 21, Levies, rather than to the 2018 Conceptual Framework, and clarifies that an acquirer should not recognize contingent assets at the acquisition date. The amendments are effective for business combinations occurring in reporting periods starting on or after January 1, 2022.
The amendments described above had no impact on these condensed interim consolidated financial statements.
New accounting standards and interpretations issued but not yet adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods. There were no significant updates to the standards and interpretations issued but not yet adopted described in the December 31, 2021 annual audited consolidated financial statements.
4. Business combinations and disposals
Transaction for the three months ended March 31, 2021
Base Commerce LLC
On January 1, 2021, the Company acquired substantially all of the net assets of Base Commerce LLC (“Base”), a technology-driven payment processing company specializing in bank card and automated clearing house payment processing solutions. The purchase price for this acquisition totaled $92,678 of which $89,674 was paid in cash at closing. The remaining amount consists of a contingent consideration of $3,004 which is contingent upon meeting certain performance metrics.
To finance the cash consideration noted above, on December 31, 2020, the Company increased its credit facility by amending its credit agreement to add a term loan of $100,000.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
Purchase Price Allocation
The following table summarizes the final amounts of assets acquired and liabilities assumed at the acquisition date for Base acquisition in the period:

Base $
Assets acquired
Cash	744
Segregated funds	122,139
Trade and other receivables	6,860
Prepaid expenses	42
Property and equipment	160
Processor deposits	1,385
Intangible assets
Trademarks	2,396
Technologies	8,809
Partner and merchant relationships	47,232
Goodwill[1]	32,109
221,876
Liabilities assumed
Trade and other payables	(7,059)
Due to merchants	(122,139)
92,678
Total consideration
Cash paid	89,674
Contingent consideration	3,004
92,678
1 Goodwill mainly consists of future growth, assembled workforce and expected synergies, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill arising from the Base acquisition is deductible for tax purposes.
5. Trade and other receivables

	March 31, 2022	December 31, 2021
	$	$
Trade receivables	38,873	34,765
Investment tax credits	36	36
Other receivables	5,824	4,461
Total	44,733	39,262

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
6. Advances to third parties
Advances to third parties comprise the following:

	March 31, 2022	December 31, 2021
	$	$
Advances to a third party independent sales organization	8,250	16,616
Other	155	164
	8,405	16,780

Current portion	(1,698)	(3,104)
Long-term portion	6,707	13,676
The movement in the advances to a third party independent sales organization is as follows:

Three months ended
March 31, 2022
$
Balance, beginning of period	16,616
Interest on advances to a third party	281
Merchant residuals received	(984)
Settlement of advances to a third party *	(7,663)
Balance, end of period	8,250
* In accordance with the agreements, these advances to a third party were settled in exchange for a fixed portfolio of merchant contracts upon expiry of the minimum guarantee for the first three years. The portfolio of merchant contracts was recognized at the fair value of the advance to a third party on the date of settlement as an intangible asset, under partner and merchant relationships.
7. Trade and other payables
Trade and other payables comprise the following:

	March 31, 2022	December 31, 2021
	$	$
Trade payables	31,037	29,720
Accrued bonuses and other compensation-related liabilities	31,726	30,460
Sales tax	11,523	10,358
Interest payable	225	262
Due to processors	6,875	6,497
Due to merchants not related to segregated funds	13,881	14,991
Other accrued liabilities	9,606	9,560
	104,873	101,848

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
8. Share repurchase liability
On March 18, 2022, the Company entered into an Automatic share purchase plan ("ASPP") with a securities broker in order for the Company to allow for the purchase of Subordinate Voting Shares under the NCIB during the Company's blackout periods. Under this agreement, the broker is authorized to repurchase Subordinate Voting Shares, without consultation with the Company, subject to predefined share price and other limitations imposed by the Company and subject to TSX regulation and the Nasdaq and applicable securities laws, such as a daily purchase restriction.
The change in share repurchase liability during the three months ended March 31, 2022 was as follows:

Three months ended
March 31, 2022
$
Balance, beginning of period	—
Initial fair value of share repurchase liability	43,923
Shares repurchased under the ASPP	(2,371)
Fair value remeasurement	2,174
Balance, end of period	43,726
9. Share capital
On March 7, 2022, the Board approved a NCIB to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s Subordinate Voting Shares as at February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. During the three months ended March 31, 2022, the Company repurchased and cancelled 1,208,766 Subordinate Voting Shares for a total consideration, including transaction costs, of $74,754.
The Company also issued 37,939 Subordinate Voting Shares for a cash consideration of $742 during the three months ended March 31, 2022 following the exercise of stock options.
There were 76,064,619 Multiple Voting Shares and 65,758,605 Subordinate Voting Shares outstanding as at March 31, 2022.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
10. Revenue and expenses by nature

	Three months ended March 31
	2022	2021
	$	$
Revenue
Merchant transaction and processing services revenue	212,412	148,290
Other revenue	2,132	2,190
	214,544	150,480

Cost of revenue
Processing cost	45,854	26,176
Cost of goods sold	1,062	1,008
	46,916	27,184

Selling, general and administrative expenses
Commissions	27,798	28,953
Employee compensation	37,799	21,023
Share-based payments	37,187	4,105
Depreciation and amortization	26,443	20,998
Professional fees	7,650	6,920
Transaction losses (recovery)	(1,393)	1,819
Other	11,328	4,618
	146,812	88,436
11. Net finance costs

	Three months ended March 31
	2022	2021
	$	$
Finance income
Interest on advances to third parties and interest income	(631)	(859)

Finance costs
Interest on loans and borrowings (excluding lease liabilities)	4,893	3,170
Change in fair value of share repurchase liability	2,174	—
Interest expense on lease liabilities	106	106
Other interest expense	568	39
	7,741	3,315

Net finance costs	7,110	2,456

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
12. Share-based payment arrangements
The Omnibus Incentive Plan permits the Board of Directors to grant awards of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs") and Deferred Share Units (“DSUs”) to eligible participants.
RSUs and DSUs will be settled by the issuance of shares at the exercise date. DSUs vest immediately as they are granted for past services. The RSUs and PSUs vest over a period of up to three years.
Share-based payments continuity
The table below summarizes the changes in the outstanding RSUs, PSUs, DSUs, and stock options for the three months ended March 31, 2022:

				Stock options
	Restricted share units	Performance share units	Deferred share units	Quantity	Weighted average exercise price
					$
Outstanding, beginning of period	972,097 [1]	1,395,169	10,371	8,847,218	55.87
Forfeited	(5,451)	—	—	(75,622)	48.88
Granted	666,522	383,262	2,159	1,000	56.75
Exercised	—	—	—	(37,939)	19.58
Outstanding, end of period	1,633,168 [1]	1,778,431	12,530	8,734,657	56.09

Exercisable, end of period	—	—	12,530	2,717,951	9.22

Granted - Weighted average grant date fair value	$60.50	$49.76	$73.43	$22.20	—
1 484,590 of the 1,633,168 RSUs outstanding were granted to a third party consultant and have not met the accounting grant date definition since as there is no mutual agreement of the services to be rendered by the consultant. Furthermore, if such a mutual agreement with the consultant is not met, the RSUs will not vest and will be cancelled. The fair value will be assessed at the time of grant when and if the services are agreed by both parties. These units have not been included in the weighted average grant date fair value of RSUs in the table above. (note 18)
Grant date fair value
The PSUs, RSUs and DSUs grant date fair value was determined by using the quoted share price on the date of issuance. During the three months ended March 31, 2022, 383,262 PSUs awarded included performance conditions and the right to these units will vest upon meeting the related performance criteria. These units have a maximum payout of 200% and could result in an additional 383,262 shares being issued.
13. Net income per share
Diluted net income per share excludes all dilutive potential shares if their effect is anti-dilutive as well as all potential shares for which performance conditions have not yet been met as of the reporting date. For the three months ended March 31, 2022 and 2021, anti-dilutive stock options, RSUs and PSUs were excluded from the calculation of diluted net income per share.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

	Three months ended March 31
	2022	2021
	$	$
Net income attributable to common shareholders of the Company (basic and diluted)	3,003	26,814
Weighted average number of common shares outstanding – basic	142,862,946	138,201,970
Effect of dilutive securities	3,741,874	4,539,342
Weighted average number of common shares outstanding – diluted	146,604,820	142,741,312
Net income per share attributable to common shareholders of the Company:
Basic	0.02	0.19
Diluted	0.02	0.19
14. Determination of fair values
Certain of the Company’s accounting policies and disclosures require the determination of fair value for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes using the following methods.
Financial assets and financial liabilities
In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:
•Level 1: defined as observable inputs such as quoted prices in active markets.
•Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.
The Company has determined that the carrying amounts of its current financial assets and financial liabilities approximate their fair value given the short-term nature of these instruments.
The fair value of the variable interest rate non-current liabilities approximates the carrying amount as the liabilities bear interest at a rate that varies according to the market rate.
As at March 31, 2022 and December 31, 2021, financial instruments measured at fair value in the condensed interim consolidated statements of financial position were as follows:

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)

	Notes	Fair value hierarchy	March 31, 2022	December 31, 2021
			$	$
Assets
Investments		Level 1	1,108	1,112
Investments		Level 3	2,148	1,148

Liabilities
Share repurchase liability	8	Level 1	43,726	—
Advances to a third party independent sales organization	6	Level 3	8,250	16,616
Contingent considerations	4	Level 3	3,004	3,004
Loan Payment Pro (“LPP”) put option liability		Level 3	—	531

The following table presents the changes in level 3 items for the three months ended March 31, 2022 and 2021:

	Advances to a third party independent sales organization	LPP put option liability	Investments	Contingent considerations
	$	$	$	$
Balance at December 31, 2021	16,616	531	1,148	3,004
Acquisition	—	—	1,000	—
Merchant residuals received, net of interest on advances to a third parties	(703)	—	—	—
Settlement of advances to a third party	(7,663)	—	—	—
Fair value remeasurement	—	(531)	—	—
Balance at March 31 2022	8,250	—	2,148	3,004
Fair value remeasurement of level 3 instrument is recognized in selling, general and administrative expenses. Below are the assumptions and valuation methods used in the level 3 fair value measurements:
•the fair value of the advances to a third party independent sales organization was determined by calculating the present value of the future estimated cash flows over the term of the agreements. There has been no material change to the assumptions used as at December 31, 2021.
•Contingent considerations outstanding as at March 31, 2022 include the Base and the Mazooma contingent considerations. The fair value of contingent considerations is determined using a formula specified in the purchase agreement. The main assumption is the forecast of expected future cashflows.

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for share and per share amounts)
15. Related party transactions
Transactions with key management personnel
Key management personnel compensation comprises the following:

	Three months ended March 31
	2022	2021
	$	$
Salaries and short-term employee benefits	1,350	1,367
Share-based payments	17,866	1,451
	19,216	2,818
Other related party transactions

		Three months ended March 31
		2022	2021
		$	$
Expenses – Travel	(i)	287	—
(i)In the normal course of operations, the Company receives services from a company owned by a shareholder of the Company. The services received consist of travel services.
16. Supplementary cash flow disclosure

	Three months ended March 31
	2022	2021
	$	$
Changes in non-cash working capital items:
Trade and other receivables	(5,471)	(2,010)
Inventory	(126)	(30)
Prepaid expenses	(1,916)	(446)
Contract assets	(479)	(364)
Trade and other payables	(3,298)	(323)
Other current and non-current liabilities	(2,328)	(25)
	(13,618)	(3,198)

Nuvei Corporation
Notes to Condensed Interim Consolidated Financial Statements
(Unaudited)
March 31, 2022 and 2021

(in thousands of US dollars, except for per share amounts)
17. Contingencies
From time to time, the Company is involved in various litigation matters arising in the ordinary course of its business. The Company is also exposed to possible uncertain tax positions in certain jurisdictions. Management does not expect that the resolution of those matters, either individually or in the aggregate, will have a material effect on the Company’s Condensed Interim Consolidated Financial Statements.
18. Subsequent events
Put option exercise notice and purchase of non-controlling interest
On February 4, 2022, the Company received a put option exercise notice from the LPP non-controlling interest unitholders which obligated the Company to purchase the remaining 40% interest in LPP at fair market value. On April 7, 2022, the Company completed the purchase of the remaining 40% interest in LPP for a cash consideration of $39,751.
Share based payments
On May 9, 2022, the Company and the third party consultant reached a mutual understanding of the services to be rendered by the consultant (note 12). As a result, the accounting grant date of the 484,590 RSUs previously granted was met and the fair value of the services will be estimated on that date.